SMARTGURLZ US INC. AND SUBSIDIARIES

CONSOLIDATED FINANICAL STATEMENTS (unaudited)

December 31, 2019 and 2018

SMARTGURLZ US, INC. AND SUBSIDIARIES

Consolidated Financial Statements (Unaudited)

December 31, 2019 and 2018

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Financial Statements

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(unaudited)

December 31, 2019 and 2018

Assets		**2019**	**2018**
Current assets:			
Cash and cash equivalents	$	199.502	30.123
Inventory		106.726	249.705
Fund not yet received from issuance of Crowd note		290.101	—
Prepaid expenses and other assets		14.033	24.973
Total current assets		610.362	304.801
Machinery and equipment, net		17.031	48.302
Total assets	$	627.393	353.103

Liabilities and Stockholders' Equity

Current liabilities:			
Accounts payable and accrued expenses	$	46.775	42.499
Accrued payroll and related expenses		111.668	39.988
Shareholder advances		10.487	12.453
Note payable to shareholder		165.847	119.510
Crowd notes		602.118	—
Note payable		93.233	91.032
Revolving line of credit		40.883	138.223
Total current liabilities		1.071.011	443.705
Note payable to shareholder		209.609	260.224
Crowd notes		1.088.027	680.204
Note payable		—	89.991
Total liabilities		2.368.647	1.474.124
Stockholders' equity:			
Common stock: 1,000,000 and 767,311 shares outstanding		—	—
Additional paid-in capital		792.465	592.465
Accumulated deficit		(2.546.836)	(1.716.946)
Accumulated other comprehensive loss		13.117	3.460
Total stockholders' equity		(1.741.254)	(1.121.021)
Commitments and contingencies		—	—
Total liabilities and stockholders' equity	$	627.393	353.103

The accompanying notes are an integral part of these consolidated financial statements

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Statement of operations ad comprehensive loss

(unaudited)

For the Years Ended December 31, 2019 and 2018

		2019	2018
Net sales	$	303.840	381.870
Cost of goods sold		(261.777)	(190.799)
Gross profit		42.063	191.071
Operating expenses:			
Selling expenses		280.254	424.429
Wages and related payroll expenses		368.969	393.500
Research and development		55.962	43.528
General and administrative		50.285	210.745
Operating expenses		755.470	1.072.202
Other income (expense):			
Grant revenue		—	95.498
Interest expense		(122.593)	(95.808)
Foreign exchange gain(loss)		2.879	(4.178)
Total other income (expenses)		(119.714)	(4.488)
Net loss before provision for income taxes		(833.121)	(885.619)
Provision for income tax		3.231	22.637
Net loss		(829.890)	(862.982)
Other comprehensive loss, net of tax:			
Foreign currency translation adjustments		9.657	14.112
Comprehensive loss	$	(820.233)	(848.870)

The accompanying notes are an integral part of these consolidated financial statements

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(unaudited)

Years ended December 31, 2019 and 2018

	Common stock # of Shares	Preferred stock # of Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances at December 31, 2017	1.000.000	—	$	554.834	(853.964)	(10.652)	(309.782)
Net loss	—	—		—	(862.982)	—	(862.982)
Other comprehensive income	—	—		—	—	14.112	14.112
Stockbased compensation - warrants				27.631			27.631
Issuance of stock as compensation	—	—		10.000	—	—	10.000
Balances at December 31, 2018	1.000.000	—		592.465	(1.716.946)	3.460	(1.121.021)
Net income	—	—		—	(829.890)	—	(829.890)
Other comprehensive income	—	—		—	—	9.657	9.657
Issuance of convertible preferred stock	—	40.000		200.000	—	—	200.000
Balances at December 31, 2019	1.000.000	40.000	$	792.465	(2.546.836)	13.117	(1.741.254)

The accompanying notes are an integral part of these consolidated financial statements

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(unaudited)

For the years ended December 31, 2019 and 2018

		2019	2018
Cash flows provided by operating activities:			
Net loss	$	(829.890)	(821.235)
Adjustments to reconcile net loss to cash used by operating activities:			
Depreciation and amortization		31.271	22.718
Wages financed by crowed notes		192.275	134.718
Expenses financed by issuance of shares		—	10.000
Interest accured not paid		76.238	35.481
Changes in operating assets and liabilities:			
Inventory		142.979	178.756
Prepaid expenses and other assets		10.940	17.450
Accounts payables and accrued expenses		4.276	(5.273)
Accrued payroll and related expenses		71.680	(14.737)
Cash provided by operating activities		(300.231)	(442.122)
Cash flows from investing activities:			
Purchase of machinery & equipment		—	(40.875)
Net cash used in investing activities of continuing operations		—	(40.875)
Cash flows from financing activities:			
Net proceeds (payments) from shareholder advances		(1.966)	(623)
Repayment of note payable to shareholder		(23.884)	(18.617)
Proceeds from Crowd notes		470.933	518.070
Proceeds from (Repayment) of Note payable		(87.790)	77.441
Proceeds from (Repayment) of line of credit		(97.340)	(110.390)
Proceeds from issuance convertible preferred stock		200.000	—
Net cash provided by financing activities		459.953	465.881
Effect of foreign exchange rates on cash		9.657	14.112
Net increase (decrease) in cash		169.379	(3.004)
Cash, cash equivalents and restricted cash at beginning of year		30.123	33.127
Cash, cash equivalents and restricted cash at end of year	$	199.502	30.123

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
SmartGurlz US Inc. ("SG Inc.") is a Delaware corporation incorporated on May 3, 2017. The Company provides a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code, allowing girls six and up to immerse themselves in Science, Technology, Engineering, and Math ("STEM").

SmartGurlz A/S ("SG AS") was initially formed on April 30, 2015 as a private limited company ("ApS") in Denmark with the purpose to develop, manufacture, and market STEM products. On August 23, 2016, SG AS changed to a stockbased corporation.

On August 21, 2017, a stock exchange agreement was approved and executed by the board of directors. Pursuant to this exchange agreement, the three shareholders holding all authorized shares of SG AS agreed to exchange all their shares of SG AS for a proportional amount of the total authorized shares of SG Inc. This resulted in 767 shares of SG AS stock exchanged for 1,000,000 shares of SG Inc. Upon the execution of the agreement, SG AS became a whollyowned subsidiary of SG Inc. There was no change in relative control between the three shareholders as a result of this stock exchange. For financial accounting purposes, the exchange resulted in a recapitalization in which the consolidated financial statements are prepared retroactively to include operations of SG AS prior to the merger.

Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements of SmartGurlz US Inc. and its wholly-owned subsidiary, SmartGurlz A/S (together referred to as "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The consolidated financial statements are presented in United States Dollars. SG Inc.'s functional currency is United States Dollars. SG AS's functional currency is Danish Krone ("DKK"), and have been translated for financial statement presentation. The translation from SG AS's functional currency to United States Dollars resulted in a foreign currency adjustment of $9,657 and $14,112 at December 31, 2019 and 2018, and was recorded as comprehensive loss on the Consolidated Statements of Operations and Comprehensive Loss.

The accompanying consolidated financial statements include the accounts of SG Inc and SG AS. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and
assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying notes are an integral part of these consolidated financial statements

Advertising Costs
The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $82,120 and $234,378 in advertising costs, respectively.

Risks and Uncertainties
As of December 31, 2016, the Company commenced full-scale operations. The Company's activities since inception consisted primarily of product and business development, and efforts to raise capital and expand its customer base.

As the Company continues to grow and expand its operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition
The Company recognizes revenue on sales of its flagship products only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in federally-insured bank deposit accounts.

Inventory
Inventory is stated at the lower of cost or market and is accounted for using the first in first out basis ("FIFO"). The Company records impairment and obsolescence reserves against inventory balances as deemed necessary. No such reserve was deemed necessary at December 31, 2019 and 2018.

Machinery and Equipment
Machinery and equipment is recorded at cost. The Company capitalizes individual machinery and equipment over $2,000 and with a useful life of greater than one year. Depreciation is recorded over the estimated useful lives of the related assets using the straight-line method. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a longlived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018. See Note 8 for further discussion.

<u>Software</u>
Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final software product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During the years ended December 31, 2019 and 2018, there were no significant software development costs requiring capitalization and subsequent amortization pursuant to ASC Section 985.

<u>Fair Value of Financial Instruments</u>
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

>   Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

>   Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

>   Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and atleast one significant model assumption or input is unobservable.

The carrying amounts reported in the Consolidated Balance Sheets approximate their fair value.

<u>Income Taxes</u>
The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return. As such, all tax years from inception are open for potential examination. SG AS operates in Denmark and accounts for income taxes based on the provisions promulgated by the Danish Ministry of Taxation, which has a statute of limitation of three years from the date of the return.

SG Inc. has operating losses that are expected to result in a net operating loss for tax purposes, on which, future tax benefits may be recognized. However, as of December 31, 2019, no such benefit is expected to be recognized in the near term on any net operating loss, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements
No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events
Management has evaluated events through April 9, 2020, the date that these financial statements were available to be issued. See Note 10.

NOTE 2 – COMMON STOCK

The Company has 1,000,000, $0.000001 par value, shares of common stock authorized at December 31, 2018. At December 31, 2018, there were 1,000,000 common shares issued and outstanding.
During 2017, the Company issued 1,000,000 common shares to three individuals in exchange for their ownership interest in SG AS. After the issuance, SG AS became a wholly-owned subsidiary of SG Inc.

NOTE 3 – CONVERTIBLE PREFERRED STOCK

The Company has in 2019 issued Preferred stock to a strategic investor.

The Preferred Stock will be entitled to a 6% annual, non-cash, non-cumulative dividend, payable-in-kind. The holders of the Preferred Stock will also be entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted basis. No dividends may be paid unless all accrued and unpaid dividends on the Preferred Stock have been paid.

On the sixth anniversary of the issuance of the preferred stock, the Company will be obligated to redeem the Preferred Stock. The redemption shall be at a price equal to the Original Preferred Stock Purchase price (as adjusted for stock splits, stock dividends and the like) plus any accrued but unpaid dividends.

The Preferred Stock, along with all accrued but unpaid dividends, can be convertible into common stock at any time at the option of the holder. The total number of shares of common stock into which the Preferred Stock may be converted initially will be determined by dividing the Original Purchase Price plus any accrued but unpaid dividends by the conversion price.

The Preferred Stock has the same voting rights as common stock shareolders.

The accompanying notes are an integral part of these consolidated financial statements

NOTE 3 – NOTE PAYABLE AND LINE OF CREDIT

During 2017, the Company entered into a loan agreement to borrow $174,000 from the Company's primary distributor. The note bears interest at 6% per annum and matures upon the termination of exclusive distribution agreement between the Company and the distributor. At December 31, 2019 and 2018, the balance of outstanding principal was $23,484 and $31,032, respectively.

Also during 2017, the Company entered into a line of credit agreement with distributor to borrow up to $5,000,000 to be used for certain expenses required to manufacture, market, and sell products in the distributor's market. This line of credit is noninterest bearing. The distributor is entitled to 30% of the net profit generated on sales in the United States and Canada. At December 31, 2019 and 2018, the balance of outstanding principal was $40,883 and $138,223, respectively.

These two agreements mature upon the expiration of the exclusive distribution agreement, which is December 31, 2019. The agreements have in 2019 been extended for an additional year, after which, the agreement will automatically renew for an additional one-year term at every future termination date.

If the Company is unable to repay the amount owed on the line of credit at termination of the exclusive distribution agreement the Company will sell to the distributor, no more than 30% of common shares of SG AS.

During 2018, the Company entered into a loan agreement to borrow $147,500, to be used for finance the Company's activities. The lender is guaranteed a return of $32,500 for the period ended October 31, 2018. Subsequently the loan accrues interest of 20% pa. The loan is repaid based on a fixed percentage of gross profit or a minimum monthly payment of $2,500.
After marurity date the is being paid back with an fixed amount of §7.500 pr month.
Additional the lender has recieved warrants of a value of 40% of the financing, equals §60.000 with the number of shares being derterminated by the share price for the next round.

At December 31, 2019 and 2018, the outstanding balance including accrued interest was $69,749 and $149,991, respectively.

NOTE 4 – CROWD NOTES

During 2018, the Company was successful in raising crowd funding. The crowd funding is in form of a Crowd note that matures December 29, 2019. The note accrues 5% interest pa. The note can be converted to equity with a 20% discount compared to different valuations of the company, if the company raises additional equity financing, is sold or after the notes mature as of December 29, 2019.
At December 31, 2019 and 2018, the outstanding balance including accrued interest was $616,235 and $587,835, respectively.

During 2018, the Company entered into an employment agreement. As part of the employment agreement, compensation is granted in the form of crowed notes. The note accrues 5% interest pa. The note can be converted to equity with a 20% discount compared to different valuations of the company, if the company raises additional equity financing, is sold or after the notes mature as of July, 2021.

At December 31, 2019 and 2018, the outstanding balance including accrued interest was $326,989 and $134,718, respectively.

During 2019, the Company was successful in raising crowd funding. The crowd funding is in form of a Crowd note that matures in July, 2021. The note accrues 5% interest pa. The note can be converted to equity with a 20% discount compared to different valuations of the company, if the company raises additional equity financing, is sold or after the notes mature as of July, 2021.

At December 31, 2019, the outstanding balance including accrued interest was $858,829.

At December 31, 2019, $290,101 of the proceeds from the issuance of the crowd note had not yet been received. The Funds were received in January 2020.

NOTE 5 – BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $2,465,646 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2017 and 2016, a shareholder advanced funds to the Company to be used in operations. These advances were non-interest bearing. At December 31, 2019 and 2018, unpaid advances totaled $10,487 and $12,453, respectively.

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately $112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totaling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2019 and 2018, amounts owed under this agreement totaled $375,456 and $379,734 USD, respectively.

The Company recognized and accrued interest expense of $19,607and $21,494 during the years ended December 31, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Future minimum payments of above debt are 200,000 DKK (approximately $30,000 USD) per year, until the principal balance is repaid in full.

NOTE 7 – OPERATING LEASES

SG AS has leases office space in Lyngby, Denmark. The lease requires monthly payments of 5,346 DKK (approximately $805 USD) and has been terminated by 31st of January 2019. During the year ended December 31, 2019 and 2018, rent expense recognized under this lease agreement totaled $0 and $13,247 and was recorded in general and administrative expense on the Consolidated Statements of Operations and Comprehensive Loss.

NOTE 8 – GRANT REVENUE

During 2017 and 2016, the Company recognized revenue related to two separate grants from Innovation Fund to be used on the InnoBooster program. One grant allows the Company to submit certain agreed-upon costs up to a maximum of 1,329,075 DKK (approximately $200,000 USD) during the period from February 2017 through February 2018 for reimbursement. As of December 31, 2019 and December 31, 2018, $0 and $95,498 USD, respectively of the budgeted costs have been submitted, approved, reimbursed to the Company, and recorded as revenue.

NOTE 9 – MACHINERY AND EQUIPMENT

Machinery and equipment consists of the following at December 31:

		2019	2018
Tooling	$	50.367	50.367
Concept development		40.875	40.875
Computeres		2.641	2.641
Equipment		6.301	6.301
	$	102.203	102.202
Accumulated depreciation		(79.002)	(49.056)
Effect of change in foreign exchnage rates		(6.170)	(4.844)
Total Machinery and equipment	$	17.031	48.302

The useful life of all assets was estimated at three years. Depreciation expense for the years ended December 31, 2019 and 2018 was $29,946 and $22,718, respectively, and was allocated between research and development, general and administrative, and selling expenses, based on estimated usage.

NOTE 10 – CONCENTRATIONS

The Company operates in European and North American markets. Substantially all of its sales revenues are facilitated through contracted distributors. During 2019 and 2018, approximately 95% and 84%, respectively of sales were facilitated through two distributor.

The accompanying notes are an integral part of these consolidated financial statements